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                                                                    Exhibit 99.1


                                                                      [SAP LOGO]



                              SAP QUARTERLY REPORT
                                1ST QUARTER 2001



                                                           SAP AG
                                                           Neurottstr. 16
                                                           D-69190 Walldorf
                                                           Tel: +49/6227/7-47474
                                                           Fax: +49/6227/7-57575
                                                           e-mail: info@sap.com

                                                                      [SAP LOGO]


                                    SAP GROUP
                         CONSOLIDATED INCOME STATEMENTS
                          THREE MONTHS ENDED MARCH 31,
                                    UNAUDITED

(In E millions)

                                                2001       2000       CHANGE
                                               ------     ------      ------

                       Software revenue           458        369         24%
                       Maintenance revenue        485        373         30%
            Product revenue                       943        742         27%
                       Consulting revenue         458        332         38%
                       Training revenue           109         95         15%
            Service revenue                       567        427         33%
            Other revenue                          14         14          0%
                                               ------     ------      -----
TOTAL REVENUE                                   1,524      1,183         29%
                                               ------     ------      -----

            Cost of product                      -197       -153         29%
            Cost of service                      -456       -428          7%
            Research and development             -206       -255        -19%
            Sales and marketing                  -365       -336          9%
            General and administration            -86       -115        -25%
            Other income/expenses, net             -8         -7         14%
                                               ------     ------      -----
TOTAL OPERATING EXPENSE                        -1,318     -1,294          2%

OPERATING INCOME                                  206       -111        286%
                                               ------     ------      -----

Other non-operating income/
  expenses, net                                     5        -32        116%
Financial income, net                             -17        238       -107%
                                               ------     ------      -----
INCOME BEFORE INCOME TAXES                        194         95        104%
                                               ------     ------      -----

Income taxes                                      -74        -38         95%
Minority interest                                  -3         -1        200%
                                               ------     ------      -----
NET INCOME                                        117         56        109%

Basic earnings per share (in E)
            Ordinary shares                      0.36       0.18        100%
            Preference shares                    0.37       0.19         95%


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                                                                      [SAP LOGO]

                                    SAP GROUP
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
(In E millions)

ASSETS

                                                           03/31/2001  12/31/2000
                                                           ----------  ----------
INTANGIBLE ASSETS                                               110        116
PROPERTY, PLANT AND EQUIPMENT                                   913        871
FINANCIAL ASSETS                                                547        604
FIXED ASSETS                                                  1,570      1,591

INVENTORIES/ACCOUNTS RECEIVABLES                              2,332      2,393
LIQUID ASSETS                                                 1,589      1,182
CURRENT ASSETS                                                3,921      3,575

DEFERRED TAXES                                                  260        305

PREPAID EXPENSES                                                132        115
                                                              -----      -----
TOTAL ASSETS                                                  5,883      5,586
                                                              -----      -----



SHAREHOLDERS' EQUITY AND LIABILITIES

                                                           03/31/2001  12/31/2000
                                                           ----------  ----------
SHAREHOLDERS' EQUITY                                          2,790      2,894(1)

MINORITY INTEREST                                                60         61

RESERVES AND ACCRUED LIABILITIES                                943      1,435

OTHER LIABILITIES                                               983        831

DEFERRED INCOME                                               1,107        365
                                                              -----      -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                    5,883      5,586
                                                              -----      -----
DAYS SALES OUTSTANDING                                           94         93



(1) includes temporary equity of E 409.5 million



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                                                                      [SAP LOGO]

                                    SAP GROUP
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          THREE MONTHS ENDED MARCH 31,
                                    UNAUDITED

(In E millions)

                                                                              2001
                                                                             -----
Net income before minority interest                                            117
Minority interest                                                                3
                                                                             -----
Net income                                                                     120
Depreciation and amortization                                                   53
Gains on sales of marketable equity securities                                  -7
Write-downs of financial assets                                                  5
Change in pension reserves                                                      -1
Change in deferred taxes                                                        45
Change in accounts receivables and other assets                                 32
Change in other reserves and accrued liabilities, short-term                  -445
Change in other liabilities                                                    -97
Change in prepaid expenses and deferred charges                                -17
Change in deferred income                                                      742
                                                                             -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      430
                                                                             -----
Purchase of intangible assets and property, plant and equipment                -77
Purchase of financial assets                                                   -16
Change in the scope of consolidation                                            -1
Proceeds from disposal of fixed assets                                          14
Change in liquid assets (maturities greater than 90 days)
  and marketable securities                                                      7
                                                                             -----
NET CASH USED IN INVESTING ACTIVITIES                                          -73
                                                                             -----
Other changes to additional paid-in-capital                                     14
Payments on settlement of put-options                                         -120
Purchase of Treasury stock                                                     -94
Proceeds from issuance of convertible bonds                                      3
Proceeds from line of credit and long-term debt                                245
                                                                             -----
NET CASH PROVIDED BY FINANCING ACTIVITIES                                       48
                                                                             -----
Effect of foreign exchange rates on cash                                         9
Net increase in cash and cash equivalents                                      414
Cash and cash equivalents at the beginning of the year                       1,043
                                                                             -----
Cash and cash equivalents at March 31, 2001                                  1,457
                                                                             =====


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                                                                      [SAP LOGO]


                                    SAP GROUP
                             ADDITIONAL INFORMATION
                                    UNAUDITED

(in E millions)

                                   2001      2000      CHANGE
                                   ----      ----      ------
Operating Income                    206      -111       286%
Depreciation & Amortization          53        49         8%
                                   ----      ----

EBITDA                              259       -62       518%
  AS A % OF SALES                    17%       -5%
                                   ----      ----

Operating Income                    206      -111       286%
Total Stock Based Compensation       27       239       -89%
                                   ----      ----

OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION            233       128        82%
  AS A % OF SALES                    15%       11%
                                   ----      ----

Income before income taxes          194        95       104%
Income taxes                         74        38        95%
                                   ----      ----
EFFECTIVE TAX RATE                   38%       40%



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                                                                      [SAP LOGO]

1.  BASIS OF PRESENTATION

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company") as provided herein, have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

For further information, refer to the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001.

2.  MANAGEMENT DISCUSSION AND ANALYSIS

In the first quarter of 2001, revenues increased 29% over the same period last year to E 1.5 billion (2000: E 1.2 billion). Earnings before interest, taxes, depreciation and amortization ("EBITDA") rose to E 259 million (2000: E -62 million). First quarter 2001 operating income before charges for stock-based compensation programs (STAR and LTI) rose 82% to E 233 million (2000: E 128 million), resulting in an improvement of the respective operating margin to about 15%, up from 11% in the first quarter of 2000. Net income for the first quarter 2001 grew 109% to E 117 million (2000: E 56 million). Earnings per ordinary share for the quarter was E 0.36 (2000: E 0.18).

Product revenues in the first quarter rose 27% to E 943 million (2000: E 742 million). License revenues grew 24% to E 458 million (2000: E 369 million). Consulting revenues increased 38% to E 458 million (2000: E 332 million). Training revenues were up 15% to E 109 million (2000: E 95 million).

For the first time, the Company has provided additional information on revenues from certain specific software solutions. In the first quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly E 67 million, while mySAP SCM (Supply Chain Management) related revenues totaled around E 103 million. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts which are allocated based on usage surveys with customers.

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 31% to E 796 million (2000: E 608 million) and in the Asia-Pacific region (APA) revenues were up 28% to E 178 million (2000:
E 139 million). Revenues in the Americas region rose 26% to E 550 million
(2000: E 436 million). At constant currency rates, revenues in the Americas rose 20%. Additional information regarding revenues by geographic region for the first quarter of 2001 and 2000 were as follows:

(In E millions)

                                  Revenue         Revenue                         License             License
                                  1Q 2001         1Q 2000       % Change      Revenues 1Q 2001     Revenues 1Q 2000
                                  -------         -------       --------      ----------------     ----------------
Total                             1,524           1,183            29%              458                369
 - at constant currency rates                                      28%

EMEA                                796             608            31%              264                211
 - at constant currency rates                                      31%

Asia Pacific                        178             139            28%               66                 45
 - at constant currency rates                                      34%

Americas                            550             436            26%              128                113
- at constant currency rates                                       20%

Long Term Incentive Plan

The Long Term Incentive Plan ("LTI 2000 Plan") is a stock based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options or a 50% mixture of each. A description of the LTI 2000 Plan can be found in the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. In the first quarter of 2001, the Company issued approximately 3.2 million convertible bonds and 1.0 million stock options under the LTI 2000 Plan of which the members of the SAP AG Executive Board received approximately 102 thousand convertible bonds and 128 thousand stock options. Approximately 5.6 million convertible bonds and 1.8 million stock options granted in 2000 and 2001 remained outstanding at March 31, 2001.

Treasury Stock

During February 2001, the Company acquired 500,000 Preference Shares at an average price of E 188.42 per share. These shares held in treasury may be used to satisfy the Company's obligation under the convertible bonds and stock options issued in conjunction with the LTI 2000 Plan as discussed above.


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                                                                      [SAP LOGO]


3.  OUTLOOK

Although the current environment is challenging, SAP remains confident about expectations for its operations through the first three quarters of this year. For the nine months ending September 30, 2001, the Company expects revenue grow of approximately 23% compared to the same period in 2000. Operating margins (before stock-based compensation programs and acquisition-related charges) for the nine months are expected to increase by 1-2 percentage points over the 14% reached over the first nine months of 2000.


4.  HEADCOUNT

The number of full-time equivalent employees at March 31, 2001, was 25,218, a 14% increase over the number at March 31, 2000. Since December 31, 2000, SAP has added more than 1,000 new employees.


5.  FIRST QUARTER HIGHLIGHTS

mySAP.com contracts in the quarter include Globe & Mail, Molson and City of Ottawa in the Americas; Agfa-Gevaert, Cable & Wireless, Akzo Nobel, and Vivendi Universal in EMEA; and Yamaha, CLP Power Hong Kong and Samsung in Asia/Pacific.

SAP announced plans to merge its two share classes to create a one-share/ one-vote structure, which will improve transparency and offer SAP greater flexibility. Under the plan, preference shares would be converted on a 1-to-1 basis into fully voting ordinary shares. The plan received approval at the Annual General Meeting in May.

SAP announced to acquire TopTier Software, an SAP partner that has market leading technologies and know-how in creating enterprise portals. TopTier has development labs in Tel Aviv, Israel and San Jose, California.

SAP will create a new Company, SAP Portals, dedicated to developing and marketing comprehensive, open-enterprise portal and business intelligence products. SAP Portals will be a global Company with headquarters most likely in Palo Alto, Calif. and will initially employ more than 700 people. SAP Portals will combine TopTier Software with SAP's existing efforts in enterprise portals. The mySAP Workplace, SAP's enterprise portal offering, integrates mySAP e-business solutions and non-SAP components to deliver up-to-date, role-based information, applications and services that people need to perform their everyday jobs. One of the first assignments of SAP Portals will be to create a portal for the new joint venture between SAP and Yahoo!




Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," "predict" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the SEC, including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.



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